EXHIBIT 99.1

FORM 51-102F3
Material Change Report

ITEM 1.	NAME AND ADDRESS OF COMPANY Seabridge Gold Inc. 106 Front Street East, Suite 400 Toronto, Ontario M5A 1E1
ITEM 2.	DATE OF MATERIAL CHANGE August 20, 2013
ITEM 3.	NEWS RELEASE Issued August 20, 2013 and distributed through the facilities of Marketwire (Canadian Timely Disclosure).
ITEM 4.
SUMMARY OF MATERIAL CHANGE

The Company announced the results from the first three holes testing for a high-grade core zone below the Iron Cap deposit on its KSM project. The results provide strong evidence to support the potential for a major discovery. Further drilling on this target is planned for next month.

The results included a 207 meter intercept of 1.22 g/T gold and 0.45% copper in Hole IC-13-049 that sits entirely below Iron Cap’s existing reserves and is more than twice Iron Cap’s gold and copper grades. The Iron Cap deposit is located in the same valley as the proposed crusher, tunnel portal and other key infrastructure.

ITEM 5.	FULL DESCRIPTION OF MATERIAL CHANGE See attached news release.
ITEM 6.	RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102 Not applicable

ITEM 7.	OMITTED INFORMATION No information has been omitted on the basis that it is confidential information.

ITEM 8.	EXECUTIVE OFFICER Contact: Rudi Fronk Telephone: (416) 367-9292
ITEM 9.	DATED at Toronto, Ontario, this 22st day of August, 2013.

News Release

Trading Symbols:	TSX: SEA NYSE: SA	For Immediate Release August 20, 2013

Seabridge Gold Closes In On Second High-Grade Core Zone Discovery at KSM
Drilling Beneath Iron Cap Deposit Yields 207 Meters Grading 1.22 g per T Gold and 0.45% Copper

Toronto (Canada) – Seabridge Gold today announced that results from the first three holes testing for a high-grade core zone below the Iron Cap deposit on its 100%-owned KSM project have found strong evidence to support the potential for a major discovery. Further drilling on this target is planned for next month. On August 12, 2013, Seabridge announced that it had discovered, and is now intensively drilling, a large core zone below the Kerr deposit, named the Deep Kerr. Drilling at Deep Kerr to date has generated wide intercepts containing approximately twice the per tonne metal value of KSM’s proven and probable reserve.

The KSM Project, located in north western British Columbia, Canada, contains one of the largest undeveloped gold and copper reserves in the world. Its composite intrusive complex hosts four large gold-copper porphyry deposits, including Iron Cap and Kerr, with direct genetic links to epithermal vein deposits including those owned by neighboring Pretium Resources. Iron Cap had been explored since 1991 by previous owners, focusing on surface mineralization and shallow drilling. They concluded that Iron Cap was the expression of a small epithermal vein system. Ongoing exploration since 2010 by Seabridge has determined that the epithermal system was superimposed on the upper portion of a much larger gold-copper porphyry deposit which was potentially intact down to its magmatic core. For the past three years, Seabridge has focused its Iron Cap work on the porphyry deposit in order to prove up reserves. This year, the focus is on the potentially much richer magmatic core zone which could lie below.

Seabridge Chairman and CEO Rudi Fronk commented that “we are very encouraged at the prospect of finding another high-grade core zone at KSM, especially one located under Iron Cap. Our KSM mine plan already calls for Iron Cap to be exploited from underground using cost-effective block caving technology. A core zone beneath the known deposit could simply follow this plan but with potentially much higher grades and efficiencies. The 200 plus meter intercept encountered in Hole IC-13-49 sits entirely below Iron Cap’s existing reserves and is more than twice Iron Cap’s gold and copper grades. Furthermore, the Iron Cap is located in the same valley as the proposed crusher, tunnel portal and other key infrastructure so there really is no better place for nature to put a core zone, if we can in fact find one there. The balance of this year’s program will focus on in-fill drilling at Deep Kerr plus additional drill tests at Iron Cap.”

Assay results from this year’s initial core drilling at Iron Cap are as follows:

Drill Hole ID	Total Depth	From (meters)	To (meters)	Interval (meters)	Gold (g/T)	Copper %	Silver (g/T)
IC-13-048	1011.3 including	346.5	839.8	493.3	0.30	0.30	3.2
		346.5	425.4	78.9	0.72	0.37	5.4
IC-13-049	1035.4 including	9.0	1032.4	1023.4	0.77	0.24	5.15
		485.2	692.4	207.2	1.22	0.45	4.5
IC-13-50	431.5	286.0	321.0	35.0	1.38	0.38	9.7

The reported assays are from holes designed to optimize penetration of the projection of the target down plunge from the existing porphyry deposit. Additional drilling is required to establish true width. For a drill location map and cross sections, see www.seabridgegold.net/ICmap.pdf.

________________________________________________________
106 Front Street East, Suite 400, Toronto, OntarioM5A 1E1, Canada
Telephone:  (416) 367-9292     Facsimile:  (416) 367-2711     www.seabridgegold.net

Drill Holes IC-13-48 and 49 were designed to test the core zone down plunge of the Iron Cap deposit. In Hole 48, volcanic, and intrusive rocks were encountered to about 250 meters with grade distributions typical of the resource model for the Iron Cap deposit. Below this material, a chaotic brecciated interval was encountered containing clasts from, and a matrix of, intrusive rocks with secondary orthoclase and abundant copper minerals. Grades of both copper and gold improved through this breccia but were terminated at a post-mineral dike and the hole did not get through the intrusion.

IC-13-49 also confirmed the existing resource model at Iron Cap down to 200 meters. Below that point, the hole entered volcanic rocks with variable intensity of veining and alteration. A discrete interval over 200 meters wide was encountered containing orthoclase and magnetite alteration with many characteristics of a core zone. An unaltered dike was intersected in the bottom of the drill hole.

IC-13-50 was drilled to test the thickness and character of a massive magnetite-pyrite-chalcopyrite interval encountered in IC-10-44 three years ago. IC-10-44 had intersected 3.0 g/T Au and 0.37% Cu over 13 meters which was believed to represent a skarn body on the margin of an intrusion. IC-13-50 demonstrated that this feature is a vein with a width of 35 meters sourced from an iron-copper-gold-rich hydrothermal fluid consistent with the core zone of a porphyry system.

The evidence strongly suggests that the Iron Cap deposit sits above a high-grade core zone. Results from these drill holes are interpreted to represent the margins of our target core zone. In order to refine our targeting, bore-hole geophysical surveys and three-dimensional models have been completed. This information will be used to locate the next series of drill tests scheduled for later this season.

Exploration activities at KSM are being conducted by Seabridge personnel under the supervision of William E. Threlkeld, Senior Vice President of Seabridge and a Qualified Person as defined by National Instrument 43-101. Mr. Threlkeld has reviewed and approved this news release. An ongoing and rigorous quality control/quality assurance protocol is being employed during the 2013 program including blank and reference standards in every batch of assays. Cross-check analyses are being conducted at a second external laboratory on 10% of the samples. Samples are being assayed using fire assay atomic adsorption methods for gold, total digestion ICP methods for other elements, and atomic adsorption methods for Cu, Ag, Mo, Pb, Zn and As on samples with >0.5% Cu, by ALS Minerals Canada Ltd. in North Vancouver, B.C.

Seabridge holds a 100% interest in several North American gold resource projects. The Company's principal assets are the KSM property located near Stewart, British Columbia, Canada and the Courageous Lake gold project located in Canada's Northwest Territories. For a breakdown of Seabridge's mineral reserves and resources by project and category please visit the Company's website at www.seabridgegold.net/resources.php.

All reserve and resource estimates reported by the Corporation were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

This document contains "forward-looking information" within the meaning of Canadian securities legislation and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. This information and these statements, referred to herein as "forward-looking statements" are made as of the date of this document. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: (i) the potential of a richer magmatic core zone to lie below the Iron Cap deposit and constitute a major discovery; (ii) the interpretation of intercepts as the margin of a core zone; (iii) the estimated amount and grade of mineral reserves and mineral resources; (iv) estimates of capital costs of constructing mine facilities and bringing a mine into production, including financing payback periods; (v) the amount of future production; and (vi) estimates of operating costs, net cash flow and economic returns from an operating mine. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as "expects", "anticipates", "plans", "projects", "estimates", "envisages", "assumes", "intends", "strategy", "goals", "objectives" or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements.

All forward-looking statements are based on Seabridge's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. These assumptions include: (i) the presence of and continuity of metals at the Project at discovered and modeled grades; (ii) the capacities of various machinery and equipment; (iii) the availability of personnel, machinery and equipment at estimated prices; (iv) exchange rates; (v) metals sales prices; (vi) appropriate discount rates; (vii) tax rates and royalty rates applicable to the proposed mining operation; (viii) financing structure and costs; (ix) anticipated mining losses and dilution; (x) metallurgical performance; (xi) reasonable contingency requirements; (xii) success in realizing proposed operations; (xiii) receipt of regulatory approvals on acceptable terms, including the necessary right of way for the proposed tunnels; and (xiv) the negotiation of satisfactory terms with impacted Treaty and First Nations groups. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. Many forward-looking statements are made assuming the correctness of other forward looking statements, such as statements of net present value and internal rates of return, which are based on most of the other forward-looking statements and assumptions herein. The cost information is also prepared using current values, but the time for incurring the costs will be in the future and it is assumed costs will remain stable over the relevant period.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that estimates, forecasts, projections and other forward-looking statements will not be achieved or that assumptions do not reflect future experience. We caution readers not to place undue reliance on these forward-looking statements as a number of important factors could cause the actual outcomes to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates assumptions and intentions expressed in such forward-looking statements. These risk factors may be generally stated as the risk that the assumptions and estimates expressed above do not occur, but specifically include, without limitation: risks relating to variations in the mineral content within the material identified as mineral reserves or mineral resources from that predicted; variations in rates of recovery and extraction; developments in world metals markets; risks relating to fluctuations in the Canadian dollar relative to the US dollar; increases in the estimated capital and operating costs or unanticipated costs; difficulties attracting the necessary work force; increases in financing costs or adverse changes to the terms of available financing, if any; tax rates or royalties being greater than assumed; changes in development or mining plans due to changes in logistical, technical or other factors; changes in project parameters as plans continue to be refined; risks relating to receipt of regulatory approvals or settlement of an agreement with impacted First Nations groups; the effects of competition in the markets in which Seabridge operates; operational and infrastructure risks and the additional risks described in Seabridge's Annual Information Form filed with SEDAR in Canada (available at www.sedar.com) for the year ended December 31, 2012 and in the Corporation's Annual Report Form 40-F filed with the U.S. Securities and Exchange Commission on EDGAR (available at www.sec.gov/edgar.shtml). Seabridge cautions that the foregoing list of factors that may affect future results is not exhaustive.

When relying on our forward-looking statements to make decisions with respect to Seabridge, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Seabridge does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by Seabridge or on our behalf, except as required by law.

ON BEHALF OF THE BOARD
"Rudi Fronk"
Chairman and CEO

For further information please contact:
Rudi P. Fronk, Chairman and CEO
Tel: (416) 367-9292   •  Fax: (416) 367-2711
Email:  info@seabridgegold.net

SEABRIDGE GOLD
IRON CAP ZONE
Plan View and
Cross Section Index
20 Aug. 2013
424,000 mE
424,400 mE
424,800 mE
6,267,600 mN
6,267,200 mN
6,266,800 mN
A
A'
B
B'
Projection of Iron Cap Core Zone
IC-13-048
IC-13-049
IC-13-050
Conceptual Block Cave Resource Footprint (Mar. 2012)
Hole trace histograms:
Red = Au assays
Green = Cu assays
400m

SEABRIDGE GOLD
IRON CAP ZONE
Cross Section IC-13-049
View to Northeast
20 Aug. 2013
DDH IC-13-049 Composite Assay Highlights
A
A'
1400m
1200m
1000m
800m
600m
Au Equivalent
Block model (g/t)
(Mar. 2012)
Conceptual
Block Cave
Resource Limits
(Mar. 2012)
1.22g/t Au, 0.45% Cu / 207.2m
0.77g/t Au, 0.27% Cu / 1023.4m
Proposed Haulage
Tunnel 1360m
elev. 850
Iron Cap
Core Zone?
Low Grade
Zone
fault
IC-13-049
Hole trace histograms:
Red = Au assays
Green = Cu assays
200m

SEABRIDGE GOLD
IRON CAP ZONE
Cross Section IC-13-048
View to Northeast
20 Aug. 2013
DDH IC-13-048 and IC-13-050
Composite Assay Highlights
B
B'
Low Grade Zone
Au Equivalent Block model (g/t) (Mar. 2012)
1400m
1200m
800m
600m
0.72g/t Au, 0.37% Cu / 78.9m
0.30g/t Au, 0.30% Cu / 493.3m
1.38g/t Au, 0.38% Cu / 35m
Iron Cap Core Zone ?
Proposed Haulage Tunnel 975m elev. 850
IC-13-048
IC-13-050
fault
Iron Cap Core Zone ?
Hole trace histograms:
Red = Au assays
Green = Cu assays
200m